Zentek To Present at Sidoti Small-Cap Virtual Conference

Guelph, ON - September 20, 2022, Zentek Ltd. ("Zentek" or the "Company") (Nasdaq: ZTEK; TSX-V: ZEN), an intellectual property development and commercialization company, announces that Greg Fenton, CEO, will hold investor meetings and present at this year's Sidoti Small-Cap Virtual Investor Conference, which will be held September 21-22, 2022.

Mr. Fenton will deliver his corporate presentation on Thursday, September 22nd at 12:15PM ET, and can be accessed live here: https://sidoti.zoom.us/webinar/register/WN_JpxPXpukRwSFbGSx-di-BA

The Sidoti Small Cap Conference is a virtual event featuring dynamic, small-cap companies interacting with top institutional investors. Sidoti is a provider of independent securities research focused on small and micro-cap companies and the institutions that invest their securities. Their investor conferences have emerged as a leading forum for interaction between issuers and investors in the small and micro-cap investment community.

"The value proposition for Zentek is tremendous as our company continues to advance its IP pipeline and commercialization opportunities in a number of areas, most notably with ZenGUARD™ in the personal protective equipment and indoor air filtration markets," said Greg Fenton, CEO. "We're in good company at this year's conference and look forward to reinforcing our unique value proposition with US investors."

For more information, and to register, visit https://www.sidoti.com/events/fall-small-cap-virtual-conference.

About Zentek Ltd.

Zentek is an IP development and commercialization company focused on the research, development and commercialization of novel products using graphene and nanomaterials for use in the healthcare industry and beyond.

Zentek's proprietary ZenGUARD™ coating is patent-pending and shown to have 99% antimicrobial activity, including against COVID-19, for use in PPE and potentially HVAC systems and other industries. Zentek's ZenGUARD™ production facility is located in Guelph, Ontario.

For further information:

Tyler Dunn
Tel: (306)717-6745
Email: tdunn@zentek.com

To find out more about Zentek Ltd., please visit our website at www.Zentek.com. A copy of this news release and all material documents in respect of the Company may be obtained on ZEN's SEDAR profile at http://www.sedar.com/.

Forward-Looking Statements

This news release contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although Zentek believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Zentek disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.